UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 31, 2009
This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the
Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended
Commission File Number 1-14846
AngloGold Ashanti Limited

(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐  No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐  No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
Enclosure:	UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI LIMITED (“ANGLOGOLD ASHANTI”)

UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI LIMITED (“ANGLOGOLD ASHANTI”)
The unaudited pro forma financial data presents AngloGold Ashanti’s unaudited pro forma consolidated income statements for the year ended December 31, 2008 and the six months ended June 30, 2009 and AngloGold Ashanti’s unaudited consolidated pro forma balance sheet as at December 31, 2008. The pro forma consolidated income statements give effect to AngloGold Ashanti’s disposition of its 33.33% joint venture interest in the Boddington project and receipt of proceeds thereon (the “Boddington Disposition”) as if the Boddington Disposition had occurred at the beginning of each period presented. The pro forma consolidated balance sheet gives effect to the Boddington Disposition as if it had occurred as of December 31, 2008.
The unaudited pro forma financial data appearing herein is for information purposes only. It is hypothetical and does not purport to represent what AngloGold Ashanti’s results of operations would have been had the Boddington Disposition in fact occurred at the beginning of the periods indicated or to project AngloGold Ashanti’s results of operations for the present year or for any future period or AngloGold Ashanti’s financial position on December 31, 2008 or any other date. These pro forma financial statements are based on the assumptions set forth in the notes to such statements and should be read in conjunction with AngloGold Ashanti’s related financial statements and the notes thereto.
ANGLOGOLD ASHANTI LIMITED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2008

	Actual audited			Unaudited
	twelve months ended			pro forma
	December 31, 2008	Pro forma	Note	twelve months ended
	US GAAP	adjustments	reference	December 31, 2008
	(In $ millions, except number of shares and per share amounts)

Sales and other income	3,730			3,730

Product sales	3,655			3,655
Interest, dividends and other	75			75

Cost and expenses	4,103	(23)		4,080

Production costs	2,159			2,159
Exploration costs	126			126
Related party transactions	(10)			(10)
General and administrative	136			136
Royalties	78			78
Market development cost	13			13
Depreciation, depletion and amortization	615			615
Impairment of assets	670			670
Interest expense	72	(23)	1	49
Accretion expense	22			22
Employment severance costs	9			9
Profit on sale of assets, realization of loans, indirect taxes and other	(64)			(64)
Non-hedge derivative loss	258			258
Other operating items	19			19

(Loss)/income from continuing operations before income tax and equity income in affiliates	(373)	23		(350)
Taxation expense	(22)			(22)
Equity loss in affiliates	(149)			(149)

Net (loss)/income from continuing operations	(544)	23		(521)
Discontinued operations	23			23

Net (loss)/income	(521)	23		(498)
Net income attributable to noncontrolling interests	(42)			(42)

Net (loss)/income — attributable to common stakeholders	(563)	23		(540)

(Loss)/income per share attributable to common stockholders: (cents)
From continuing operations
Ordinary shares	(186)	7	2	(179)
E Ordinary shares	(93)	4	2	(89)
Ordinary shares — diluted	(186)	7	3	(179)
E Ordinary shares — diluted	(93)	4	3	(89)

Discontinued operations
Ordinary shares	7			7
E Ordinary shares	4			4
Ordinary shares — diluted	7			7
E Ordinary shares — diluted	4			4

Net (loss)/income
Ordinary shares	(179)	7	2	(172)
E Ordinary shares	(89)	4	2	(85)
Ordinary shares — diluted	(179)	7	3	(172)
E Ordinary shares — diluted	(89)	4	3	(85)

Weighted average number of shares used in computation
Ordinary shares	313,157,584			313,157,584
E Ordinary shares — basic and diluted	4,046,364			4,046,364
Ordinary shares — diluted	313,157,584		4	313,157,584

ANGLOGOLD ASHANTI LIMITED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2009

	Actual			Unaudited
	six months ended			pro forma
	June 30, 2009	Pro forma	Note	six months ended
	US GAAP	adjustments	reference	June 30, 2009
	(In $ millions, except number of shares and per share amounts)

Sales and other income	1,501			1,501

Product sales	1,441			1,441
Interest, dividends and other	60			60

Cost and expenses	1,148	(11)		1,137

Production costs	955			955
Exploration costs	51			51
Related party transactions	(7)			(7)
General and administrative	73			73
Royalties	36			36
Market development cost	6			6
Depreciation, depletion and amortization	285			285
Impairment of assets	—			—
Interest expense	57	(11)	1	46
Accretion expense	8			8
Employment severance costs	6			6
Profit on sale of assets, realization of loans, indirect taxes and other	(83)		5	(83)
Non-hedge derivative gain	(239)			(239)
Other operating items	—			—

Income from continuing operations before income tax and equity income in affiliates	353	11		364
Taxation expense	(154)		6	(154)
Equity income in affiliates	44			44

Net income from continuing operations	243	11		254
Discontinued operations	—			—

Net income	243	11		254
Net income attributable to noncontrolling interests	(13)			(13)

Net income — attributable to common stakeholders	230	11		241

Income per share attributable to common stockholders: (cents)
From continuing operations
Ordinary shares	65	3	2	68
E Ordinary shares	33	2	2	35
Ordinary shares — diluted	64	3	3	67
E Ordinary shares — diluted	32	2	3	34

Discontinued operations
Ordinary shares	—	—		—
E Ordinary shares	—	—		—
Ordinary shares — diluted	—	—		—
E Ordinary shares — diluted	—	—		—

Net income
Ordinary shares	65	3	2	68
E Ordinary shares	33	2	2	35
Ordinary shares — diluted	64	3	3	67
E Ordinary shares — diluted	32	2	3	34

Weighted average number of shares used in computation
Ordinary shares	354,588,988			354,588,988
E Ordinary shares — basic and diluted	3,918,250			3,918,250
Ordinary shares — diluted	355,496,294		4	355,496,294

Pro Forma Adjustments
1	Interest expense

Consequential reduction in interest expense from repayment of short-term debt calculated using a 3.06 percent annual interest rate.

2	Income per share

Basic earnings per share is computed by dividing net profits by the weighted average number of shares in issue using the two class method of computation.

3	Diluted income per share

The diluted income per share is calculated by dividing net profits by the weighted average diluted number of shares in issue using the two class method of computation. The effect of the diluted income per share for the year ended December 31, 2008 is anti-dilutive and therefore the diluted earnings per share are the same as the basic earnings per share.

4	Weighted average diluted number of shares

The calculation of diluted earnings per share did not take into account the effect of 872,373 shares issuable on share awards at December 31, 2008 as the effect of this was anti-dilutive. At June 30, 2009, the effect of 907,306 shares issuable on share awards was included in the calculation of diluted earnings per share.

5	Profit on the Boddington Disposition

The profit on the Boddington Disposition is calculated as follows:

US$ Millions
Total proceeds from the Boddington Disposition	1,154
Total net assets related to the Boddington Disposition	(1,050)

Profit on the Boddington Disposition	104

Proceeds include a cash payment of US$750 million, discounted deferred payment of US$230 million as well as capital and working capital reimbursements of US$174 million.

The profit on the Boddington Disposition in June 2009 was $104m (before tax of $25m); compared to an estimated profit of $251m (before tax of $61m) in December 2008. The actual profit for June 2009 is lower than 2008, mainly due to translation, additional costs and a higher carrying value for Boddington at June 2009, resulting in a lower profit as well as a lower tax charge when compared to December 2008.

6	Taxation

Taxation includes US$25 million relating to the Boddington Disposition.

ANGLOGOLD ASHANTI LIMITED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2008

	Actual at			Unaudited
	December 31, 2008	Pro forma	Note	Pro forma
	US GAAP	adjustments	reference	December 31, 2008
	(In $ millions)

Assets
Current assets	2,947	(541)		2,406

Cash and cash equivalents	575			575
Restricted cash	44			44
Receivables	224	240	1	464

Trade	39			39
Recoverable taxes, rebates, levies and duties	64			64
Related parties	4			4
Other	117	240	1	357

Inventories	552			552
Materials on the leach pad	49			49
Derivatives	571			571
Deferred taxation assets	150			150
Assets held for sale	782	(781)	2	1

Property, plant and equipment, net	4,765			4,765
Acquired properties, net	814			814
Goodwill	132			132
Other intangibles, net	20			20
Other long-term inventory	40			40
Materials on the leach pad	261			261
Other long term assets	421			421
Deferred taxation assets	51			51

Total assets	9,451	(541)		8,910

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	3,445	(719)		2,726

Trade accounts payable	314			314
Payroll and related benefits	92			92
Other current liabilities	144			144
Derivatives	1,758			1,758
Short-term debt	1,067	(750)	3	317
Tax payable	28	73	4	101
Liabilities held for sale	42	(42)	5	—

Other non-current liabilities	117			117
Long-term debt	873			873
Derivatives	130			130
Deferred taxation liabilities	1,008	(12)	6	996
Provision for environmental rehabilitation	302			302
Provision for labor, civil, compensation claims and settlements	31			31
Provision for pension and other post-retirement medical benefits	139			139
Commitments and contingencies	—			—
Equity	3,406	190		3,596
Common stock
400,000,000 authorized common stock of 25 ZAR cents each
Stock issued in 2008 - 353,483,410 shares	12			12
Additional paid in capital	7,502			7,502
Accumulated deficit	(3,044)	190	7	(2,854)
Accumulated other comprehensive income	(1,148)			(1,148)

Total stockholders’ equity	3,322	190		3,512
Noncontrolling interest	84			84

Total liabilities and equity	9,451	(541)		8,910

Pro Forma Adjustments
1	Deferred proceeds

Deferred proceeds of US$240 million, which is receivable in freely tradable shares of Newmont Mining Corporation or cash on or before December 31, 2009.

2	Assets held for sale

Disposal of the Boddington assets held for sale of US$781 million, comprising tangible assets being mine development, property plant and equipment and intangible assets being goodwill.

3	Proceeds on disposal

Repayment of US$750 million of short-term debt from the cash proceeds of the Boddington Disposition.

4	Taxation on disposal

Taxation effects of US$73 million arising from the Boddington Disposition.

5	Liabilities held for sale

Liabilities held for sale comprises mainly environmental rehabilitation liabilities and trade and other payables.

6	Deferred taxation liabilities

Reversal of US$12 million deferred taxation arising from the Boddington Disposition.

7	Profit on the Boddington Disposition

The profit on the Boddington Disposition is calculated as follows:

US$ Millions
Total proceeds from the Boddington Disposition	990
Total net assets related to the Boddington Disposition	(739)
Net taxation on the Boddington Disposition	(61)

Net profit on the Boddington Disposition	190

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 31, 2009
	By:	/s/ L Eatwell
		Name:	L EATWELL
		Title:	Company Secretary